Exhibit 4.2

TRANSLATION INTO ENGLISH OF THE EXTRACT OF THE MINUTES OF THE COMBINED SHAREHOLDERS’ MEETING ISSUED IN FRENCH. ONLY THE FRENCH VERSION PREVAILS

Twentieth resolution (Delegation of authority to the Board of Directors, for a 26-month period, to proceed with share capital increases, under the conditions provided by Articles L. 3332-18 et seq. of the French Labor Code, without shareholders’ pre-emptive subscription right, reserved for participants in a company or group savings plan)

Upon presentation of the report of the Board of Directors and the statutory auditors’ special report, and voting under the conditions of quorum and majority required for extraordinary shareholders’ meetings, pursuant to the provisions of, firstly, Articles L. 225-129 et seq., and L. 225-138-1 of the French Commercial Code, and, secondly, Articles L. 3332-1 through L. 3332-9 and Articles L. 3332-18 through L. 3332-24 of the French Labor Code, the shareholders hereby:

1°	delegate to the Board of Directors, including powers of subdelegation under the conditions provided by law, the authority to decide, one or more share capital increases by way of issuance Company common shares, in such proportions and at such times it deems fit, within a maximum limit of 1.5% of the Company’s share capital as of the date of the Board of Directors decided on the issuance, it being specified that the amount of the share capital increase completed under this resolution shall be applied against the aggregate upper limit authorized under the fifteenth resolution of this Meeting;

2°	reserve the subscription for the shares to be issued to employees who subscribe to the Code company or group savings plan of the Company and its affiliated French or foreign companies as defined by Article L. 225-180 of the French Commercial Code and Article L. 3344-1 of the French Labor Code, including the beneficiaries referred to in by Article L. 3332-2 of the French Labor Code, it being specified that this resolution may be used to implement leverage transactions;

3°	authorize the Board of Directors to grant shares to the above-mentioned beneficiaries of existing Company shares or shares to be issued:

- by way of an employee contribution, within the limits of Article L. 3332-21 et seq. of the French Labor Code, and/or

- in lieu of or any part of the discount referred to in paragraph 5° of this resolution, it being understood that the benefit resulting from this allocation may not exceed the legal or regulatory limits pursuant to Article L. 3332-21 of the French Labor Code

4°	decide to waive for the benefit of the beneficiaries referred to in paragraph 2° of this resolution, the shareholders’ pre-emptive subscription right to the shares issued under this resolution and to waive any rights to common shares, the shareholders further waive, in the case of a grant of shares pursuant to paragraph 3° of this resolution, any rights to such shares including the portion of reserves, surpluses or premiums that may be incorporated into Company’s share capital;

5°	decide that the subscription price of the new shares shall be no less than the average of the closing prices quoted during the 20 trading sessions preceding the date of the Board of Directors decision establishing the opening date of subscriptions, less a 20% discount;

6°	decide that the Board of Directors shall have all powers, including powers of sub-delegation, in accordance with the terms and conditions provided by law, in order to implement this resolution and, in particular, to:

-	determine all terms and conditions of the capital increases, set the periods, terms and conditions of the issuances that would be realized under this resolution;
-	define the opening and closing of subscriptions periods, the price, the date of the beginning of dividend rights, the conditions of payment of shares, and agree to any late payment;
-	if it deems such action appropriate, allocate costs and fees arising from the issuances to the corresponding premium amount and deduct from this amount sums required to raise the legal reserve to one-tenth of the new capital after each issuance; and
-	more generally, to take all necessary measures and to conclude any and all agreements or contracts to effect the closing of an issuance, to carry out any and all formalities to effect the related share capital increase or increases, to amend the bylaws accordingly, and to carry out any and all formalities for the admission to trading of the shares issued.

7°	acknowledge that this delegation supersedes the unused portion of any previous delegation with the same purpose.

This delegation is granted to the Board of Directors for a 26-month period from the date of this Meeting.

This resolution is adopted.